December 17, 2008

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549

Re:	MinnErgy, LLC Registration Statement on Form S-1 File No. 333-142928

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Act”), MinnErgy, LLC (the “Company”) hereby respectfully requests that the registration statement on Form S-1, including all amendments and exhibits thereto (File No. 333-142928), as originally filed by the Company on Form SB-2 with the Securities and Exchange Commission (the “Commission”) on May 14, 2007, and made effective on May 9, 2008, be withdrawn immediately.

The Company requests withdrawal of the Registration Statement because of unfavorable market conditions resulting in the Company’s inability to complete the minimum requirements in the Registration Statement.

All deposits received from subscribers were held by an escrow agent and have been returned to the respective subscribers. The Company has canceled all of the promissory notes and subscription agreements it received from subscribers. Accordingly, no securities have been sold pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company may undertake a subsequent private offering in reliance on Rule 155 of the Act.

The Company hereby respectfully requests that the Commission consent to granting the withdrawal of the Registration Statement as soon as possible. Please provide us with a fax copy of your written consent to the attention of Miranda Hughes of BrownWinick at (515) 323-8577 or contact her via telephone at (515) 242-2477.

Should you have questions regarding this matter, please contact Miranda Hughes at the number provided above.

Thank you for your assistance.

Very truly yours,

/s/ Daniel H. Arnold

Daniel H. Arnold

Chairman of the Board and Governor